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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                                FORM 15

Certification and Notice of Termination of Registration Under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File No.:  2-59769-04
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          Dyco Oil and Gas Program 1978-2 Limited Partnership
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        (Exact name of registrant as specified in its charter)

        Two West Second Street, Tulsa, OK  74103   918-583-1791
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(Address,  including zip  code, and  telephone number,  including area code, of registrant's principal executive offices)

                 Units of Limited Partnership Interest
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       (Title of each class of securities covered by this form.)

                                 None
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(Titles of  all other classes of  securities for which a  duty to file reorts under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
     Rule 12g-4(a)(1)(i)   (  )      Rule 12h-3(b)(1)(ii)   (X )
     Rule 12g-4(a)(1)(ii)  (  )      Rule 12h-3(b)(2)(i)    (  )
     Rule 12g-4(a)(2)(i)   (  )      Rule 12h-3(b)(2)(ii)   (  )
     Rule 12g-4(a)(2)(ii)  (  )      Rule 15d-6             (  )
     Rule 12h-3(b)(1)(i)   (  )

Approximate number of holders of record as of the certification or notice date: 483
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Pursuant to the requirements  of the Securities Exchange Act  of 1934,
Dyco Oil and Gas Program 1977-1 Limited Partnership has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 6, 1995      By:   //s// Dennis R. Neill
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                               Dennis R. Neill, Sr. Vice Pres.
                               Dyco Petroleum Corporation
                               General Partner
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